SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 31, 2017
List of materials

Documents attached hereto:

i) Press release Announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2017

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

News & Information

   No. 17-103E
October 31, 2017
Consolidated Financial Results
for the Second Quarter Ended September 30, 2017

Tokyo, October 31, 2017 -- Sony Corporation today announced its consolidated financial results for the second quarter ended September 30, 2017 (July 1, 2017 to September 30, 2017).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Second Quarter ended September 30
	2016	2017	Change in yen	2017	*
Sales and operating revenue	¥1,688.9	¥2,062.5	+22.1%	$18,252
Operating income	45.7	204.2	+346.4	1,807
Income before income taxes	40.5	198.6	+390.0	1,757
Net income attributable to Sony Corporation’s stockholders	4.8	130.9	+2,602.4	1,158
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥3.84	¥103.57	+2,597.1	$0.92
- Diluted	3.76	101.35	+2,595.5	0.90

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 113 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of September 30, 2017.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the quarters ended September 30, 2016 and 2017 are presented below.

	Second Quarter ended September 30
	2016	2017	Change
The average rate of yen

1 U.S. dollar	¥102.4	¥111.0	7.7%	(yen depreciation）

1 Euro	114.3	130.4	12.4%	(yen depreciation）

Consolidated Results for the Second Quarter Ended September 30, 2017

Sales and operating revenue (“Sales”) increased by 22.1% compared to the same quarter of the previous fiscal year (“year-on-year”) to 2,062.5 billion yen.  This significant increase was primarily due to the impact of foreign exchange rates and an increase in Game & Network Services (“G&NS”) segment sales.  On a constant currency basis, sales increased 15%.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 8.

Operating income increased 158.5 billion yen year-on-year to 204.2 billion yen.  This significant increase was mainly due to the improvements of operating results in the Semiconductors and G&NS segments as well as All Other.

Operating income in the same quarter of the previous fiscal year included 9.4 billion yen in inventory write-downs of certain image sensors for mobile products and net charges of 1.2 billion yen in expenses resulting from the earthquakes in the Kumamoto region in 2016 (“the 2016 Kumamoto Earthquakes”), both recorded in the Semiconductors segment, and a 32.8 billion yen impairment charge related to the transfer of the battery business recorded in All Other.

During the current quarter, restructuring charges, net, decreased 31.0 billion yen year-on-year to 1.6 billion yen mainly due to the absence in the current quarter of the above-mentioned impairment charge related to the transfer of the battery business recorded in the same quarter of the previous fiscal year.  Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income of affiliated companies, recorded within operating income, increased 0.9 billion yen year-on-year to 2.0 billion yen.

The net effect of other income and expenses was an expense of 5.7 billion yen, a deterioration of 0.4 billion yen compared to the same quarter of the previous fiscal year.

Income before income taxes increased 158.0 billion yen year-on-year to 198.6 billion yen.

During the current quarter, Sony recorded 55.8 billion yen of income tax expense, resulting in an effective tax rate of 28.1% which was lower than the effective tax rate of 58.0% in the same quarter of the previous fiscal year.  This lower effective tax rate was mainly due to the fact that Sony Corporation and its national tax filing group in Japan, which has established valuation allowances for deferred tax assets, recorded profits during the current quarter, compared to the losses recorded in the same quarter of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, increased 126.0 billion yen year-on-year to 130.9 billion yen.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.  For details regarding each segment’s product categories, please refer to page F-8.  For details regarding business segment realignment, please refer to Note 3 on page F-17.

Mobile Communications (MC)

	(Billions of yen)
	Second Quarter ended September 30
	2016	2017	Change
Sales and operating revenue	¥168.8	¥172.0	+1.9%

Operating income (loss)	3.7	(2.5)	–

Sales were 172.0 billion yen, essentially flat year-on-year (a 3% decrease on a constant currency basis).  This was mainly due to the impact of foreign exchange rates as well as an increase in sales of the fixed line communications business, substantially offset by a decrease in unit sales of smartphones.

Operating loss of 2.5 billion yen was recorded, compared to operating income of 3.7 billion yen recorded in the same quarter of the previous fiscal year.  This deterioration was primarily due to a change in the geographic mix of smartphone sales, an increase in the price of key components, as well as the negative impact of the appreciation of the yen against the U.S. dollar, primarily reflecting a high ratio of U.S. dollar-denominated costs, partially offset by reductions in operating costs and marketing expenses.  During the current quarter, there was a 1.2 billion yen negative impact from foreign exchange rate fluctuations (which includes the impact of foreign exchange hedging).

Game & Network Services (G&NS)

	(Billions of yen)
	Second Quarter ended September 30
	2016	2017	Change
Sales and operating revenue	¥319.9	¥433.2	+35.4%

Operating income	19.0	54.8	+188.3

Sales increased 35.4% year-on-year (a 25% increase on a constant currency basis) to 433.2 billion yen.  This significant increase was primarily due to an increase in PlayStation®4 (“PS4”) software sales including sales through the network, the impact of foreign exchange rates, as well as an increase in PS4 hardware sales.

Operating income increased 35.8 billion yen year-on-year to 54.8 billion yen.  This significant increase was primarily due to the above-mentioned increase in sales, partially offset by an increase in selling, general and administrative expenses.  During the current quarter, there was a 3.1 billion yen positive impact from foreign exchange rate fluctuations.

Operating income includes a favorable adjustment of 5.1 billion yen that resulted from the recognition of internal royalties in the current quarter, rather than in the first quarter of the fiscal year ending March 31, 2018.  This adjustment resulted from a discrepancy in the timing of when internal royalties were recognized at the relevant subsidiaries within the segment.

Imaging Products & Solutions (IP&S)

	(Billions of yen)
	Second Quarter ended September 30
	2016	2017	Change
Sales and operating revenue	¥135.4	¥156.7	+15.8%

Operating income	14.9	18.9	+27.0

Sales increased 15.8% year-on-year (a 7% increase on a constant currency basis) to 156.7 billion yen.  This significant increase in sales was mainly due to the impact of foreign exchange rates as well as the absence in the current quarter of the impact from the 2016 Kumamoto Earthquakes in the same quarter of the previous fiscal year.

Operating income increased 4.0 billion yen year-on-year to 18.9 billion yen.  This increase was mainly due to the positive impact of foreign exchange rates and the above-mentioned increase in sales, partially offset by an increase in selling, general and administrative expenses.  During the current quarter, there was a 5.2 billion yen positive impact from foreign exchange rate fluctuations.

Home Entertainment & Sound (HE&S)

	(Billions of yen)
	Second Quarter ended September 30
	2016	2017	Change
Sales and operating revenue	¥234.9	¥300.9	+28.1%

Operating income	17.6	24.4	+38.9

Sales increased 28.1% year-on-year (a 17% increase on a constant currency basis) to 300.9 billion yen.  This significant increase was primarily due to an improvement in the product mix of televisions reflecting a shift to high value-added models, as well as the impact of foreign exchange rates.

Operating income increased 6.8 billion yen year-on-year to 24.4 billion yen.  This significant increase was primarily due to the above-mentioned increase in sales as well as the positive impact of foreign exchange rates, partially offset by an increase in the price of key components and an increase in marketing costs.  During the current quarter, there was a 7.0 billion yen positive impact from foreign exchange rate fluctuations.

Semiconductors

	(Billions of yen)
	Second Quarter ended September 30
	2016	2017	Change
Sales and operating revenue	¥193.7	¥228.4	+17.9%

Operating income (loss)	(4.2)	49.4	–

Sales increased 17.9% year-on-year (a 10% increase on a constant currency basis) to 228.4 billion yen.  This increase was primarily due to a significant increase in unit sales of image sensors for mobile products, as well as the absence of the impact of a decrease in image sensor production due to the 2016 Kumamoto Earthquakes in the same quarter of the previous fiscal year, partially offset by a significant decrease in sales of camera modules, a business which was downsized.

Operating income of 49.4 billion yen was recorded, compared to an operating loss of 4.2 billion yen recorded in the same quarter of the previous fiscal year.  This significant improvement in operating results was primarily due to the impact of the above-mentioned increase in sales, the positive impact of foreign exchange rates, as well as the absence of 9.4 billion yen in inventory write-downs of certain image sensors for mobile products recorded in the same quarter of the previous fiscal year.  During the current quarter, there was a 9.0 billion yen positive impact from foreign exchange rate fluctuations.

Pictures

	(Billions of yen)
	Second Quarter ended September 30
	2016	2017	Change
Sales and operating revenue	¥192.1	¥244.0	+27.0%

Operating income	3.2	7.7	+140.0

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 27.0% year-on-year (a 17% increase on a U.S. dollar basis) to 244.0 billion yen.  The significant increase in sales on a U.S. dollar basis was primarily due to higher sales in Motion Pictures and Media Networks.  Motion Pictures sales increased significantly due to the strong worldwide theatrical performance of Spider-Man: Homecoming.  Media Networks sales increased significantly primarily due to higher advertising and subscription revenues from TEN Sports Network, a sports network in India acquired by SPE in February 2017, and from SPE’s other networks in India.

Operating income increased 4.5 billion yen year-on-year to 7.7 billion yen.  This increase in operating income was primarily due to the above-mentioned increase in sales, partially offset by higher programming and marketing expenses for Media Networks.

Music

	(Billions of yen)
	Second Quarter ended September 30
	2016	2017	Change
Sales and operating revenue	¥150.2	¥206.6	+37.5%

Operating income	16.5	32.5	+96.9

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”) and Sony/ATV Music Publishing LLC (“Sony/ATV”), both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.  The segment also includes equity in net income for EMI Music Publishing (“EMI”), an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment’s operating income.

Sales increased 37.5% year-on-year (a 32% increase on a constant currency basis) to 206.6 billion yen.  This significant increase in sales was mainly due to higher Visual Media and Platform sales and higher Recorded Music sales.  Visual Media and Platform sales increased significantly due to the continued strong performance of Fate/Grand Order, a game application for mobile devices.  Recorded Music sales increased significantly primarily due to a continued increase in digital streaming revenues.  Best-selling titles during the quarter included Nogizaka46’s Nigemizu, Keyakizaka46’s Masshiro na Mono wa Yogoshitaku naru and DJ Khaled’s Grateful.

Operating income increased 16.0 billion yen year-on-year to 32.5 billion yen.  This increase in operating income was primarily due to the above-mentioned increase in sales.

Financial Services

	(Billions of yen)
	Second Quarter ended September 30
	2016	2017	Change
Financial services revenue	¥260.5	¥279.2	+7.2%

Operating income	33.6	36.6	+9.0

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 7.2% year-on-year to 279.2 billion yen primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 6.6% year-on-year to 246.0 billion yen mainly due to higher insurance premiums revenue reflecting an increase in the policy amount in force, as well as an improvement in investment performance in the separate account.  This improvement in investment performance was mainly due to favorable financial market conditions.

Operating income increased 3.0 billion yen year-on-year to 36.6 billion yen, primarily due to a decline in the loss ratio for automobile insurance at Sony Assurance and the above-mentioned increase in insurance premiums revenue at Sony Life.  Operating income at Sony Life increased 1.2 billion yen year-on-year to 32.2 billion yen.

*    *    *    *    *

Consolidated Results for the Six Months ended September 30, 2017

For Consolidated Statements of Income and Business Segment Information for the six months ended September 30, 2016 and 2017, please refer to pages F-3 and F-7 respectively.

Sales for the six months ended September 30, 2017 (“the current six months”) increased 18.7% year-on-year to 3,920.6 billion yen.  This significant increase was primarily due to the impact of foreign exchange rates as well as increases in sales in all segments except for the MC segment.  On a constant currency basis, consolidated sales increased 14% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 8.  During the current six months, the average rates of the yen were 111.1 yen against the U.S. dollar and 126.3 yen against the euro, which were 5.2% and 6.4% lower, respectively, as compared with the same period in the previous fiscal year.

In the MC segment, sales were essentially flat.  In the G&NS segment, sales increased significantly primarily due to the significant contribution of PS4 software sales including sales through the network.  In the IP&S segment, sales increased significantly as the same period of the previous fiscal year was negatively impacted by the 2016 Kumamoto Earthquakes.  In the HE&S segment, sales increased significantly primarily due to an improvement in the product mix of televisions reflecting a shift to high value-added models, as well as the impact of foreign exchange rates.  In the Semiconductors segment, sales increased significantly primarily due to a significant increase in unit sales of image sensors for mobile products as well as the absence of a decrease in image sensor production in the same period of the previous fiscal year due to the 2016 Kumamoto Earthquakes.  In the Pictures segment, sales increased due to higher advertising and subscription revenues for Media Networks, higher licensing revenues for Television Productions and higher theatrical revenues for Motion Pictures.  In the Music segment, sales increased significantly primarily due to higher Visual Media and Platform sales as well as higher Recorded Music sales.  In the Financial Services segment, revenue increased significantly mainly due to a substantial improvement in investment performance in the separate account at Sony Life, resulting from favorable financial market conditions during the current six months compared to the same period of the previous fiscal year.

Operating income increased 259.9 billion yen year-on-year to 361.8 billion yen.  This significant increase was primarily due to a significant improvement in the operating results in the Semiconductors segment.

Operating income in the current six months includes a 27.5 billion yen gain recorded in the Semiconductors segment resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business.  Additionally, 6.7 billion yen and 2.6 billion yen in insurance recoveries, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes, were recorded in the Semiconductors and the IP&S segments, respectively.

Operating income in the same period of the previous fiscal year included a 23.9 billion yen impairment charge against long-lived assets, resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale, net charges of 14.7 billion yen in expenses resulting from the 2016 Kumamoto Earthquakes, as well as 11.2 billion yen in inventory write-downs of certain image sensors for mobile products, all recorded in the Semiconductors segment.  Additionally, in All Other, a 32.8 billion yen impairment charge was recorded in the same period of the previous fiscal year, related to the transfer of the battery business.

In the MC segment, operating income decreased year-on-year mainly due to an increase in the price of key components, partially offset by reductions in operating costs.  In the G&NS segment, operating income increased year-on-year primarily due to the contribution of increased PS4 software sales including sales through the network, partially offset by an increase in selling, general and administrative expenses.  In the IP&S segment, operating income increased significantly year-on-year primarily due to the impact of the above-mentioned increase in sales, partially offset by an increase in selling, general and administrative expenses.  In the HE&S segment, operating income increased significantly year-on-year primarily due to an improvement in the product mix of televisions reflecting a shift to high value-added models, partially offset by an increase in the price of key components and an increase in marketing costs.  In the Semiconductors segment, operating results improved significantly compared to the same period of the previous fiscal year.  This improvement was primarily due to the impact of the above-mentioned increase in sales, a gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, and insurance recoveries related to the 2016 Kumamoto Earthquakes in the current six months.  Additionally, in the same period of the previous fiscal year, the Semiconductors segment operating results included the above-mentioned impairment charge against long-lived assets relating to camera modules, net expenses relating to the 2016 Kumamoto Earthquakes, and inventory write-downs of certain image sensors for mobile products.  In the Pictures segment, the operating loss decreased primarily due to the above-mentioned increase in sales partially offset by higher programming and marketing expenses for Media Networks.  In the Music segment, operating income increased significantly primarily due to the above-mentioned increase in sales.  In the Financial Services segment, operating income was essentially flat.

During the current six months, restructuring charges, net, decreased 30.3 billion yen year-on-year to 4.0 billion yen, mainly due to the absence in the current six months of above-mentioned impairment charge related to the transfer of the battery business.  Restructuring charges are recorded as an operating expense and are included in operating income.

Equity in net income of affiliated companies, recorded within operating income, increased 2.8 billion yen year-on-year to 3.1 billion yen.

The net effect of other income and expenses was an expense of 14.4 billion yen, a deterioration of 10.0 billion yen compared to the same period of the previous fiscal year, mainly due to an increase in net foreign exchange losses.

Income before income taxes increased 249.9 billion yen to 347.5 billion yen.

During the current six months, Sony recorded 110.2 billion yen of income tax expense, resulting in an effective tax rate of 31.7% which was lower than the effective tax rate of 45.1% in the same period of the previous fiscal year. This lower effective tax rate was mainly due to the fact that Sony Corporation and its national tax filing group in Japan, which has established valuation allowances for deferred tax assets, recorded profits during the current six months, compared to the losses recorded in the same period of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders increased 185.7 billion yen year-on-year to 211.7 billion yen.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-16.

Operating Activities: During the current six months, there was a net cash inflow of 266.3 billion yen from operating activities, an increase of 184.8 billion yen, or 226.8% year-on-year.

For all segments excluding the Financial Services segment, there was a 70.0 billion yen net cash inflow, compared to a 158.7 billion yen net cash outflow in the same period of the previous fiscal year.  This change was primarily due to a year-on-year improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net, deferred income taxes and equity in net (income) loss of affiliated companies), as well as a larger year-on-year increase in notes and accounts payable, trade.  This increase in net cash inflow was partially offset by the negative impact of a larger year-on-year increase in notes and accounts receivable, trade.

The Financial Services segment had a net cash inflow of 210.7 billion yen, a decrease of 42.8 billion yen, or 16.9% year-on-year.  This decrease was primarily due to a decrease in net income after taking into account non-cash adjustments such as depreciation and amortization, including amortization of deferred insurance acquisition costs.

Investing Activities: During the current six months, Sony used 411.8 billion yen of net cash in investing activities, a decrease of 255.9 billion yen, or 38.3% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 96.8 billion yen, a decrease of 103.3 billion yen, or 51.6% year-on-year.  This decrease was mainly due to a decrease in payments for fixed asset purchases such as semiconductor manufacturing equipment.

The Financial Services segment used 314.3 billion yen of net cash, a decrease of 152.5 billion yen, or 32.7% year-on-year.  This decrease was mainly due to a year-on-year decrease in payments for investments and advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current six months was 26.8 billion yen, a decrease of 332.0 billion yen, or 92.5% year-on-year.

Financing Activities: During the current six months, there was a net cash inflow of 179.5 billion yen from financing activities, a decrease of 3.7 billion yen, or 2.0% year-on-year.

For all segments excluding the Financial Services segment, there was a 22.3 billion yen net cash outflow, an increase of 16.4 billion yen, or 278.2% year-on-year.  This increase was mainly due to the absence in the current six months of the issuance of straight bonds compared to the same period of the previous fiscal year, partially offset by a year-on-year decrease in repayment of long-term debt and the absence of the payment for the purchase of Sony/ATV shares from noncontrolling interests in the same period of the previous fiscal year.

In the Financial Services segment, there was a 186.8 billion yen net cash inflow, an increase of 11.7 billion yen, or 6.7% year-on-year.  This increase was primarily due to an increase in long-term debt at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2017 was 1,000.8 billion yen.  Cash and cash equivalents of all segments excluding the Financial Services segment was 649.2 billion yen at September 30, 2017, a decrease of 42.5 billion yen, or 6.1% compared with the balance as of March 31, 2017, and an increase of 319.6 billion yen, or 97.0% compared with the balance as of September 30, 2016.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 528.3 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at September 30, 2017.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 351.6 billion yen at September 30, 2017, an increase of 83.2 billion yen, or 31.0% compared with the balance as of March 31, 2017, and an increase of 156.1 billion yen, or 79.8% compared with the balance as of September 30, 2016.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-16. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen)
	Six months ended September 30
	2016	2017

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥81.5	¥266.3

Net cash used in investing activities reported in the consolidated statements of cash flows	(667.6)	(411.8)
	(586.1)	(145.5)	(1)

Less: Net cash provided by operating activities within the Financial Services segment	253.6	210.7	(2)

Less: Net cash used in investing activities within the Financial Services segment	(466.8)	(314.3)	(3)

Eliminations *2	14.1	15.1	(4)

Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(358.8)	¥(26.8)	(1)-(2)-(3)+(4)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *
Note

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the previous fiscal year, or the same quarter of the previous fiscal year, to local currency-denominated monthly sales in the current fiscal year, or the current quarter, respectively.  In the Pictures segment as well as SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.

The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting the foreign exchange impact on cost of sales and selling, general and administrative expenses (“COGS & SGA”) from the foreign exchange impact on sales.  The foreign exchange impact on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the previous fiscal year, or the same quarter of the previous fiscal year, from the current fiscal year, or the current quarter, respectively, to the major transactional currencies in which the sales are denominated.  The foreign exchange impact on COGS & SGA is calculated by applying the same major transactional currencies calculation process to COGS & SGA as for the impact on sales.  Additionally, the MC segment enters into its own foreign exchange hedging transactions.  The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2018

The forecast for consolidated results for the fiscal year ending March 31, 2018, as announced on August 1, 2017, has been revised as follows:

	(Billions of yen)			Change - October Forecast from
	March 31, 2017 Results	August Forecast	October Forecast	March 31, 2017 Results		August Forecast
Sales and operating revenue	¥7,603.3	¥8,300	¥8,500	+11.8%		+2.4%
Operating income	288.7	500	630	+¥341.3	bil	+¥130.0	bil
Income before income taxes	251.6	470	600	+¥348.4	bil	+¥130.0	bil
Net income attributable to Sony Corporation’s stockholders	73.3	255	380	+¥306.7	bil	+¥125.0	bil

Assumed foreign exchange rates for the remainder of the fiscal year ending March 31, 2018 are the following:

(For your reference)
	Remainder of the current fiscal year	Assumed foreign exchange rates for the current fiscal year at the time of the August forecast*
	Consolidated forecast and forecasts for each segment	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 112 yen	approximately 110 yen	approximately 112 yen
1 Euro	approximately 130 yen	approximately 120 yen	approximately 128 yen

* The impact of the difference between the assumed foreign exchange rates used for the consolidated forecast and the rates used for each segment was included in the August forecast for All Other, Corporate and elimination.

Consolidated sales for the fiscal year ending March 31, 2018 are expected to be higher than the August forecast primarily due to a revision in the assumed foreign exchange rates for the remainder of the current fiscal year and increased sales in the Music and HE&S segments.

Consolidated operating income is expected to be higher than the August forecast mainly due to the above-mentioned revision in the assumed foreign exchange rates and a decrease in allocations for contingencies incorporated into the August forecast for All Other, Corporate and elimination, as well as expected increases in operating income in the Semiconductors, Music and HE&S segments.

Restructuring charges for the Sony Group are expected to be approximately 15 billion yen in the fiscal year ending March 31, 2018, which remains unchanged from the August forecast, compared to 60.2 billion yen recorded in the fiscal year ended March 31, 2017.  Restructuring charges are recorded as an operating expense and are included in the above-mentioned forecast for operating income.

The forecast for each business segment for the fiscal year ending March 31, 2018 has been revised as follows:

	(Billions of yen)			Change - October Forecast from
	March 31, 2017 Results	August Forecast	October Forecast	March 31, 2017 Results		August Forecast
Mobile Communications
Sales and operating revenue	¥759.1	¥820	¥780	+2.7%			-4.9%
Operating income	10.2	5	5	- ¥5.2	bil		–
Game & Network Services
Sales and operating revenue	1,649.8	1,980	2,000	+21.2%			+1.0%
Operating income	135.6	180	180	+¥44.4	bil		–
Imaging Products & Solutions
Sales and operating revenue	579.6	650	650	+12.1%			–
Operating income	47.3	72	72	+¥24.7	bil		–
Home Entertainment & Sound
Sales and operating revenue	1,039.0	1,170	1,200	+15.5%			+2.6%
Operating income	58.5	58	76	+¥17.5	bil	+ ¥18.0	bil
Semiconductors
Sales and operating revenue	773.1	860	880	+13.8%			+2.3%
Operating income (loss)	(7.8)	130	150	+¥157.8	bil	+ ¥20.0	bil
Pictures
Sales and operating revenue	903.1	1,020	1,020	+12.9%			–
Operating income (loss)	(80.5)	39	39	+¥119.5	bil		–
Music
Sales and operating revenue	647.7	630	730	+12.7%			+15.9%
Operating income	75.8	75	94	+¥18.2	bil	+¥19.0	bil
Financial Services
Financial services revenue	1,087.5	1,170	1,170	+7.6%			–
Operating income	166.4	170	170	+¥3.6	bil		–
All Other, Corporate and Elimination
Operating loss	(116.7)	(229)	(156)	- ¥39.3	bil	+¥73.0	bil
Consolidated
Sales and operating revenue	7,603.3	8,300	8,500	+11.8%			+2.4%
Operating income	288.7	500	630	+¥341.3	bil	+¥130.0	bil

Mobile Communications
Sales are expected to be lower than the August forecast primarily due to an expected decrease in smartphone unit sales.  The forecast for operating income remains unchanged primarily due to the expected decrease in sales as well as an increase in the price of key components, being substantially offset by an expected reduction in operating costs.

Game & Network Services
Sales are expected to be slightly higher than the August forecast primarily due to an expected increase in PS4 hardware sales as well as network sales.  The forecast for operating income remains unchanged due to the above-mentioned increase in sales as well as the expected favorable impact of foreign exchange rates, substantially offset by stronger promotions for the holiday season.

Home Entertainment & Sound
Sales are expected to be higher than the August forecast primarily due to an expected increase in television unit sales.  Operating income is expected to be higher than the August forecast due to an expected decrease in the price of key components, as well as the above-mentioned increase in sales.

Semiconductors
Sales and operating income are expected to be higher than the August forecast primarily due to an expected increase in image sensor unit sales for mobile products.

Music
Sales and operating income are expected to be significantly higher than the August forecast primarily due to higher-than-expected Visual Media and Platform sales as well as Recorded Music sales.

The forecasts for sales and operating income for the IP&S, Pictures and Financial Services segments remain unchanged from the August forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecast for additions to long-lived assets, depreciation and amortization, as well as research and development expenses for the current fiscal year remains unchanged from the August forecast:

Consolidated

	(Billions of yen)
	March 31, 2017 Results	October Forecast	Change from March 31, 2017 Results
Additions to Long-lived Assets*	¥272.2	¥330	+21.2%
[additions to property, plant and equipment (included above)	184.0	235	+27.7	]
[additions to intangible assets (included above)	88.2	95	+7.7	]
Depreciation and amortization**	327.0	355	+8.5
[for property, plant and equipment (included above)	169.3	175	+3.4	]
[for intangible assets (included above)	157.8	180	+14.1	]
Research and development expenses	447.5	450	+0.6
*  Excluding additions from business combinations.
** Including amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)
	March 31, 2017 Results	October Forecast	Change from March 31, 2017 Results
Additions to Long-lived Assets*	¥257.6	¥310	+20.3%
[additions to property, plant and equipment (included above)	179.3	230	+28.3	]
[additions to intangible assets (included above)	78.3	80	+2.1	]
Depreciation and amortization	280.0	280	+0.0
[for property, plant and equipment (included above)	167.4	170	+1.6	]
[for intangible assets (included above)	112.6	110	-2.3	]
*  Excluding additions from business combinations.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;(iii)

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;
(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;
(vii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xiii)
Sony's reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and

(xviii)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: https://www.sony.net/IR/
Presentation slides: https://www.sony.net/SonyInfo/IR/library/er.html

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen)
	March 31	September 30	Change from
ASSETS	2017	2017	March 31, 2017
Current assets:
Cash and cash equivalents	¥960,142	¥1,000,832	¥	+40,690
Marketable securities	1,051,441	1,139,572		+88,131
Notes and accounts receivable, trade	1,006,961	1,222,444		+215,483
Allowance for doubtful accounts and sales returns	(53,150)	(48,365)		+4,785
Inventories	640,835	930,657		+289,822
Other receivables	223,632	367,932		+144,300
Prepaid expenses and other current assets	525,861	507,551		-18,310
Total current assets	4,355,722	5,120,623		+764,901

Film costs	336,928	367,282		+30,354

Investments and advances:
Affiliated companies	149,371	154,832		+5,461
Securities investments and other	9,962,422	10,284,195		+321,773
	10,111,793	10,439,027		+327,234

Property, plant and equipment:
Land	117,293	114,844		-2,449
Buildings	666,381	682,677		+16,296
Machinery and equipment	1,842,852	1,840,950		-1,902
Construction in progress	28,779	34,482		+5,703
	2,655,305	2,672,953		+17,648
Less-Accumulated depreciation	1,897,106	1,908,900		+11,794
	758,199	764,053		+5,854

Other assets:
Intangibles, net	584,185	575,425		-8,760
Goodwill	522,538	540,257		+17,719
Deferred insurance acquisition costs	568,837	585,540		+16,703
Deferred income taxes	98,958	76,431		-22,527
Other	323,396	328,468		+5,072
	2,097,914	2,106,121		+8,207

Total assets	¥17,660,556	¥18,797,106	¥	+1,136,550

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥464,655	¥520,649	¥	+55,994
Current portion of long-term debt	53,424	227,058		+173,634
Notes and accounts payable, trade	539,900	871,328		+331,428
Accounts payable, other and accrued expenses	1,394,758	1,447,350		+52,592
Accrued income and other taxes	106,037	163,306		+57,269
Deposits from customers in the banking business	2,071,091	2,121,162		+50,071
Other	591,874	584,688		-7,186
Total current liabilities	5,221,739	5,935,541		+713,802

Long-term debt	681,462	587,838		-93,624
Accrued pension and severance costs	396,715	403,929		+7,214
Deferred income taxes	432,824	424,957		-7,867
Future insurance policy benefits and other	4,834,492	5,015,392		+180,900
Policyholders’ account in the life insurance business	2,631,073	2,747,113		+116,040
Other	314,771	288,854		-25,917
Total liabilities	14,513,076	15,403,624		+890,548

Redeemable noncontrolling interest	12,058	12,830		+772

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	860,645	862,156		+1,511
Additional paid-in capital	1,275,337	1,277,486		+2,149
Retained earnings	984,368	1,180,298		+195,930
Accumulated other comprehensive income	(618,769)	(590,334)		+28,435
Treasury stock, at cost	(4,335)	(4,415)		-80
	2,497,246	2,725,191		+227,945

Noncontrolling interests	638,176	655,461		+17,285
Total equity	3,135,422	3,380,652		+245,230
Total liabilities and equity	¥17,660,556	¥18,797,106	¥	+1,136,550

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended September 30
	2016	2017	Change from 2016
Sales and operating revenue:
Net sales	¥1,411,918	¥1,764,916
Financial services revenue	258,703	277,434
Other operating revenue	18,327	20,181
	1,688,948	2,062,531	+22.1%

Costs and expenses:
Cost of sales	1,049,268	1,234,646
Selling, general and administrative	338,347	386,279
Financial services expenses	225,166	240,305
Other operating (income) expense, net	31,568	(901)
	1,644,349	1,860,329	+13.1

Equity in net income of affiliated companies	1,148	2,026	+76.5

Operating income	45,747	204,228	+346.4

Other income:
Interest and dividends	2,130	4,252
Other	687	511
	2,817	4,763	+69.1

Other expenses:
Interest	4,352	2,730
Foreign exchange loss, net	2,425	6,298
Other	1,267	1,398
	8,044	10,426	+29.6

Income before income taxes	40,520	198,565	+390.0

Income taxes	23,500	55,751

Net income	17,020	142,814	+739.1

Less - Net income attributable to noncontrolling interests	12,178	11,962

Net income attributable to Sony Corporation’s stockholders	¥4,842	¥130,852	+2,602.4%

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥3.84	¥103.57	+2,597.1%
— Diluted	3.76	101.35	+2,595.5

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended September 30
	2016	2017	Change from 2016

Net income	¥17,020	¥142,814	+739.1%

Other comprehensive income, net of tax –
Unrealized losses on securities	(37,726)	(1,469)
Unrealized gains on derivative instruments	405	594
Pension liability adjustment	2,821	2,339
Foreign currency translation adjustments	(16,065)	16,502

Total comprehensive income (loss)	(33,545)	160,780	–

Less - Comprehensive income (loss) attributable to noncontrolling interests	(5,845)	13,178

Comprehensive income (loss) attributable to Sony Corporation’s stockholders	¥(27,700)	¥147,602	–%

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Six months ended September 30
	2016	2017	Change from 2016
Sales and operating revenue:
Net sales	¥2,774,435	¥3,293,559
Financial services revenue	489,612	578,794
Other operating revenue	38,100	48,291
	3,302,147	3,920,644	+18.7%

Costs and expenses:
Cost of sales	2,064,891	2,349,738
Selling, general and administrative	676,444	743,658
Financial services expenses	406,797	495,563
Other operating (income) expense, net	52,441	(27,012)
	3,200,573	3,561,947	+11.3

Equity in net income of affiliated companies	365	3,142	+760.8

Operating income	101,939	361,839	+255.0

Other income:
Interest and dividends	5,357	13,037
Other	1,780	1,644
	7,137	14,681	+105.7

Other expenses:
Interest	8,153	7,246
Foreign exchange loss, net	810	19,266
Other	2,577	2,549
	11,540	29,061	+151.8

Income before income taxes	97,536	347,459	+256.2

Income taxes	43,975	110,247

Net income	53,561	237,212	+342.9

Less - Net income attributable to noncontrolling interests	27,553	25,489

Net income attributable to Sony Corporation’s stockholders	¥26,008	¥211,723	+714.1%

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥20.61	¥167.61	+713.2%
— Diluted	20.20	164.06	+712.2

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Six months ended September 30
	2016	2017	Change from 2016

Net income	¥53,561	¥237,212	+342.9%

Other comprehensive income, net of tax –
Unrealized losses on securities	(17,331)	(4,658)
Unrealized gains on derivative instruments	260	229
Pension liability adjustment	6,047	4,644
Foreign currency translation adjustments	(107,063)	30,087

Total comprehensive income (loss)	(64,526)	267,514	–

Less - Comprehensive income attributable
to noncontrolling interests	19,155	27,356

Comprehensive income (loss) attributable to Sony Corporation’s stockholders	¥(83,681)	¥240,158	–%

Supplemental equity and comprehensive income information
	(Millions of yen)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥2,463,340	¥661,070	¥3,124,410
Exercise of stock acquisition rights	1,834	–	1,834
Stock based compensation	833	–	833

Comprehensive income:
Net income	26,008	27,553	53,561
Other comprehensive income, net of tax –
Unrealized losses on securities	(11,430)	(5,901)	(17,331)
Unrealized gains on derivative instruments	260	–	260
Pension liability adjustment	5,959	88	6,047
Foreign currency translation adjustments	(104,478)	(2,585)	(107,063)
Total comprehensive income (loss)	(83,681)	19,155	(64,526)

Dividends declared	(12,625)	(16,434)	(29,059)
Transactions with noncontrolling interests shareholders and other	(59,598)	(42,424)	(102,022)
Balance at September 30, 2016	¥2,310,103	¥621,367	¥2,931,470

	(Millions of yen)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	¥2,497,246	¥638,176	¥3,135,422
Issuance of new shares	676	–	676
Exercise of stock acquisition rights	2,344	–	2,344
Stock based compensation	1,159	–	1,159

Comprehensive income:
Net income	211,723	25,489	237,212
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(4,884)	226	(4,658)
Unrealized gains on derivative instruments	229	–	229
Pension liability adjustment	4,630	14	4,644
Foreign currency translation adjustments	28,460	1,627	30,087
Total comprehensive income	240,158	27,356	267,514

Dividends declared	(15,794)	(12,134)	(27,928)
Transactions with noncontrolling interests shareholders and other	(598)	2,063	1,465
Balance at September 30, 2017	¥2,725,191	655,461	3,380,652

Consolidated Statements of Cash Flows
	(Millions of yen)
	Six months ended September 30
	2016	2017
Cash flows from operating activities:
Net income	¥53,561	¥237,212
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	181,060	169,962
Amortization of film costs	122,837	160,142
Accrual for pension and severance costs, less payments	7,054	2,583
Other operating (income) expense, net	52,441	(27,012)
Gain on sale or devaluation of securities investments, net	(13)	(167)
(Gain) loss on revaluation of marketable securities held in the financial
services business for trading purposes, net	41,800	(47,765)
Loss on revaluation or impairment of securities investments held
in the financial services business, net	2	50
Deferred income taxes	(12,382)	8,160
Equity in net (income) loss of affiliated companies, net of dividends	5,133	(1,312)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(154,618)	(197,747)
Increase in inventories	(256,549)	(272,386)
Increase in film costs	(175,952)	(188,281)
Increase in notes and accounts payable, trade	213,623	309,160
Increase in accrued income and other taxes	38,529	49,662
Increase in future insurance policy benefits and other	170,468	258,762
Increase in deferred insurance acquisition costs	(43,691)	(43,394)
Increase in marketable securities held in the financial services
business for trading purposes	(49,387)	(44,002)
Increase in other current assets	(87,477)	(125,652)
Increase (decrease) in other current liabilities	(86,249)	23,571
Other	61,293	(5,242)
Net cash provided by operating activities	81,483	266,304

Cash flows from investing activities:
Payments for purchases of fixed assets	(205,300)	(130,254)
Proceeds from sales of fixed assets	6,946	6,760
Payments for investments and advances by financial services business	(603,241)	(461,046)
Payments for investments and advances
(other than financial services business)	(7,423)	(10,969)
Proceeds from sales or return of investments and collections of advances
by financial services business	143,080	152,561
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	4,307	4,219
Proceeds from sales of businesses	3,262	18,684
Other	(9,271)	8,258
Net cash used in investing activities	(667,640)	(411,787)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	203,081	72,430
Payments of long-term debt	(140,400)	(16,299)
Increase in short-term borrowings, net	123,646	55,904
Increase in deposits from customers in the financial services business, net	114,687	88,344
Dividends paid	(12,633)	(12,649)
Payment for purchase of Sony/ATV shares from noncontrolling interests	(76,565)	–
Other	(28,555)	(8,207)
Net cash provided by financing activities	183,261	179,523

Effect of exchange rate changes on cash and cash equivalents	(55,535)	6,650

Net increase (decrease) in cash and cash equivalents	(458,431)	40,690
Cash and cash equivalents at beginning of the fiscal year	983,612	960,142

Cash and cash equivalents at end of the period	¥525,181	¥1,000,832

Business Segment Information
	(Millions of yen)
	Three months ended September 30
Sales and operating revenue	2016	2017	Change

Mobile Communications
Customers	¥166,814	¥169,818	+1.8%
Intersegment	1,956	2,223
Total	168,770	172,041	+1.9

Game & Network Services
Customers	304,848	414,255	+35.9
Intersegment	15,032	18,949
Total	319,880	433,204	+35.4

Imaging Products & Solutions
Customers	134,037	155,170	+15.8
Intersegment	1,335	1,550
Total	135,372	156,720	+15.8

Home Entertainment & Sound
Customers	233,901	300,770	+28.6
Intersegment	976	163
Total	234,877	300,933	+28.1

Semiconductors
Customers	161,038	193,407	+20.1
Intersegment	32,710	34,956
Total	193,748	228,363	+17.9

Pictures
Customers	192,026	243,738	+26.9
Intersegment	86	265
Total	192,112	244,003	+27.0

Music
Customers	146,629	202,837	+38.3
Intersegment	3,582	3,729
Total	150,211	206,566	+37.5

Financial Services
Customers	258,703	277,434	+7.2
Intersegment	1,807	1,790
Total	260,510	279,224	+7.2

All Other
Customers	81,791	95,592	+16.9
Intersegment	19,572	17,228
Total	101,363	112,820	+11.3

Corporate and elimination	(67,895)	(71,343)	–
Consolidated total	¥1,688,948	¥2,062,531	+22.1%

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended September 30
Operating income (loss)	2016	2017	Change

Mobile Communications	¥3,698	¥(2,453)	–%
Game & Network Services	18,992	54,750	+188.3
Imaging Products & Solutions	14,860	18,870	+27.0
Home Entertainment & Sound	17,556	24,387	+38.9
Semiconductors	(4,184)	49,370	–
Pictures	3,207	7,696	+140.0
Music	16,515	32,514	+96.9
Financial Services	33,563	36,599	+9.0
All Other	(32,602)	(28)	–
Total	71,605	221,705	+209.6

Corporate and elimination	(25,858)	(17,477)	–
Consolidated total	¥45,747	¥204,228	+346.4%

The 2016 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 3.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Business Segment Information
	(Millions of yen)
	Six months ended September 30
Sales and operating revenue	2016	2017	Change

Mobile Communications
Customers	¥351,682	¥348,884	-0.8%
Intersegment	3,011	4,344
Total	354,693	353,228	-0.4

Game & Network Services
Customers	615,616	737,306	+19.8
Intersegment	34,643	43,960
Total	650,259	781,266	+20.1

Imaging Products & Solutions
Customers	254,402	309,287	+21.6
Intersegment	3,196	3,068
Total	257,598	312,355	+21.3

Home Entertainment & Sound
Customers	468,816	557,235	+18.9
Intersegment	1,980	565
Total	470,796	557,800	+18.5

Semiconductors
Customers	279,311	366,086	+31.1
Intersegment	58,867	66,538
Total	338,178	432,624	+27.9

Pictures
Customers	375,149	449,408	+19.8
Intersegment	280	406
Total	375,429	449,814	+19.8

Music
Customers	285,038	367,913	+29.1
Intersegment	7,077	7,225
Total	292,115	375,138	+28.4

Financial Services
Customers	489,612	578,794	+18.2
Intersegment	3,617	3,590
Total	493,229	582,384	+18.1

All Other
Customers	166,727	189,696	+13.8
Intersegment	35,400	32,364
Total	202,127	222,060	+9.9

Corporate and elimination	(132,277)	(146,025)	–
Consolidated total	¥3,302,147	¥3,920,644	+18.7%

G&NS intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Six months ended September 30
Operating income (loss)	2016	2017	Change

Mobile Communications	¥4,113	¥1,163	-71.7%
Game & Network Services	63,023	72,483	+15.0
Imaging Products & Solutions	22,366	42,074	+88.1
Home Entertainment & Sound	37,797	46,970	+24.3
Semiconductors	(47,733)	104,812	–
Pictures	(7,433)	(1,801)	–
Music	32,391	57,536	+77.6
Financial Services	82,110	82,822	+0.9
All Other	(39,555)	(8,259)	–
Total	147,079	397,800	+170.5

Corporate and elimination	(45,140)	(35,961)	–
Consolidated total	¥101,939	¥361,839	+255.0%

The 2016 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 3.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Sales to Customers by Product Category
	(Millions of yen)
	Three months ended September 30
Sales and operating revenue (to external customers)	2016	2017	Change

Mobile Communications	¥166,814	¥169,818	+1.8%

Game & Network Services
Hardware	106,386	137,398	+29.2
Network	146,609	222,986	+52.1
Other	51,853	53,871	+3.9
Total	304,848	414,255	+35.9

Imaging Products & Solutions
Still and Video Cameras	81,471	99,343	+21.9
Other	52,566	55,827	+6.2
Total	134,037	155,170	+15.8

Home Entertainment & Sound
Televisions	169,097	219,553	+29.8
Audio and Video	64,547	80,639	+24.9
Other	257	578	+124.9
Total	233,901	300,770	+28.6

Semiconductors	161,038	193,407	+20.1

Pictures
Motion Pictures	93,952	124,800	+32.8
Television Productions	51,424	57,389	+11.6
Media Networks	46,650	61,549	+31.9
Total	192,026	243,738	+26.9

Music
Recorded Music	89,757	109,177	+21.6
Music Publishing	15,591	19,501	+25.1
Visual Media and Platform	41,281	74,159	+79.6
Total	146,629	202,837	+38.3

Financial Services	258,703	277,434	+7.2

All Other	81,791	95,592	+16.9
Corporate	9,161	9,510	+3.8
Consolidated total	¥1,688,948	¥2,062,531	+22.1%

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the Home Entertainment & Sound (“HE&S”) segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Sales to Customers by Product Category
	(Millions of yen)
	Six months ended September 30
Sales and operating revenue (to external customers)	2016	2017	Change

Mobile Communications	¥351,682	¥348,884	-0.8%

Game & Network Services
Hardware	225,551	235,713	+4.5
Network	292,167	418,288	+43.2
Other	97,898	83,305	-14.9
Total	615,616	737,306	+19.8

Imaging Products & Solutions
Still and Video Cameras	157,000	205,206	+30.7
Other	97,402	104,081	+6.9
Total	254,402	309,287	+21.6

Home Entertainment & Sound
Televisions	335,390	398,927	+18.9
Audio and Video	132,854	157,361	+18.4
Other	572	947	+65.6
Total	468,816	557,235	+18.9

Semiconductors	279,311	366,086	+31.1

Pictures
Motion Pictures	169,274	195,074	+15.2
Television Productions	95,617	119,287	+24.8
Media Networks	110,258	135,047	+22.5
Total	375,149	449,408	+19.8

Music
Recorded Music	179,463	208,999	+16.5
Music Publishing	31,242	36,359	+16.4
Visual Media and Platform	74,333	122,555	+64.9
Total	285,038	367,913	+29.1

Financial Services	489,612	578,794	+18.2

All Other	166,727	189,696	+13.8
Corporate	15,794	16,035	+1.5
Consolidated total	¥3,302,147	¥3,920,644	+18.7%

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Other Items

	(Millions of yen)
	Three months ended September 30
Depreciation and amortization	2016	2017	Change

Mobile Communications	¥4,776	¥4,715	-1.3%
Game & Network Services	6,630	7,258	+9.5
Imaging Products & Solutions	6,130	5,704	-6.9
Home Entertainment & Sound	4,617	4,569	-1.0
Semiconductors	26,071	24,637	-5.5
Pictures	4,747	5,975	+25.9
Music	3,686	4,247	+15.2
Financial Services, including deferred insurance acquisition costs	17,988	17,274	-4.0
All Other	1,888	1,847	-2.2
Total	76,533	76,226	-0.4

Corporate	10,970	10,473	-4.5
Consolidated total	¥87,503	¥86,699	-0.9%

	(Millions of yen)
	Three months ended September 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥(295)	¥121	¥(174)
Game & Network Services	(104)	–	(104)
Imaging Products & Solutions	10	–	10
Home Entertainment & Sound	1	–	1
Semiconductors	–	–	–
Pictures	56	4	60
Music	708	–	708
Financial Services	–	–	–
All Other and Corporate	32,075	–	32,075
Consolidated total	¥32,451	125	¥32,576

	Three months ended September 30, 2017
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥42	¥–	¥42
Game & Network Services	–	–	–
Imaging Products & Solutions	9	–	9
Home Entertainment & Sound	4	–	4
Semiconductors	–	–	–
Pictures	(127)	–	(127)
Music	215	–	215
Financial Services	–	–	–
All Other and Corporate	1,448	–	1,448
Consolidated total	¥1,591	¥–	¥1,591

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Other Items

	(Millions of yen)
	Six months ended September 30
Depreciation and amortization	2016	2017	Change

Mobile Communications	¥9,927	¥9,300	-6.3%
Game & Network Services	12,159	14,162	+16.5
Imaging Products & Solutions	12,215	11,565	-5.3
Home Entertainment & Sound	9,770	9,558	-2.2
Semiconductors	51,377	48,439	-5.7
Pictures	9,681	11,947	+23.4
Music	7,373	8,389	+13.8
Financial Services, including deferred insurance acquisition costs	42,351	32,381	-23.5
All Other	4,193	3,570	-14.9
Total	159,046	149,311	-6.1

Corporate	22,014	20,651	-6.2
Consolidated total	¥181,060	¥169,962	-6.1%

	(Millions of yen)
	Six months ended September 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥27	¥121	¥148
Game & Network Services	6	–	6
Imaging Products & Solutions	17	–	17
Home Entertainment & Sound	13	–	13
Semiconductors	3	–	3
Pictures	891	4	895
Music	818	–	818
Financial Services	–	–	–
All Other and Corporate	32,421	–	32,421
Consolidated total	¥34,196	¥125	¥34,321

	Six months ended September 30, 2017
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥691	¥0	¥691
Game & Network Services	–	–	–
Imaging Products & Solutions	21	–	21
Home Entertainment & Sound	19	–	19
Semiconductors	–	–	–
Pictures	443	–	443
Music	222	–	222
Financial Services	–	–	–
All Other and Corporate	2,633	0	2,633
Consolidated total	¥4,029	¥0	¥4,029

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information

	(Millions of yen)
	Three months ended September 30
Sales and operating revenue (to external customers)	2016	2017	Change

Japan	¥543,231	¥596,538	+9.8%
United States	362,158	437,185	+20.7
Europe	343,478	429,883	+25.2
China	130,994	176,920	+35.1
Asia-Pacific	201,205	278,447	+38.4
Other Areas	107,882	143,558	+33.1
Total	¥1,688,948	¥2,062,531	+22.1%

	Six months ended September 30
Sales and operating revenue (to external customers)	2016	2017	Change

Japan	¥1,054,642	¥1,216,279	+15.3%
United States	715,772	798,121	+11.5
Europe	688,995	781,633	+13.4
China	240,067	339,136	+41.3
Asia-Pacific	392,875	525,845	+33.8
Other Areas	209,796	259,630	+23.8
Total	¥3,302,147	¥3,920,644	+18.7%

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statement

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)

	Financial Services		Sony without Financial Services		Consolidated

	March 31	September 30	March 31	September 30	March 31	September 30
	2017	2017	2017	2017	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	¥268,382	¥351,594	¥691,760	¥649,238	¥960,142	¥1,000,832
Marketable securities	1,051,441	1,139,572	–	–	1,051,441	1,139,572
Notes and accounts receivable, trade	10,931	13,083	947,602	1,165,144	953,811	1,174,079
Inventories	–	–	640,835	930,657	640,835	930,657
Other receivables	56,807	52,607	167,127	315,867	223,632	367,932
Prepaid expenses and other current assets	112,085	117,713	414,420	390,524	525,861	507,551
Total current assets	1,499,646	1,674,569	2,861,744	3,451,430	4,355,722	5,120,623

Film costs	–	–	336,928	367,282	336,928	367,282

Investments and advances	9,904,576	10,230,154	285,965	286,904	10,111,793	10,439,027

Investments in Financial Services, at cost	–	–	133,514	133,514	–	–

Property, plant and equipment	21,323	28,874	735,590	733,893	758,199	764,053

Other assets:
Intangibles, net	30,643	30,239	553,542	545,186	584,185	575,425
Goodwill	2,375	7,225	520,163	533,032	522,538	540,257
Deferred insurance acquisition costs	568,837	585,540	–	–	568,837	585,540
Deferred income taxes	1,868	1,313	97,090	75,118	98,958	76,431
Other	34,607	38,917	292,529	293,297	323,396	328,468
	638,330	663,234	1,463,324	1,446,633	2,097,914	2,106,121

Total assets	¥12,063,875	¥12,596,831	¥5,817,065	¥6,419,656	¥17,660,556	¥18,797,106

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥411,643	¥464,789	¥106,437	¥282,918	¥518,079	¥747,707
Notes and accounts payable, trade	–	–	539,900	871,328	539,900	871,328
Accounts payable, other and accrued expenses	31,486	29,177	1,364,042	1,419,137	1,394,758	1,447,350
Accrued income and other taxes	13,512	25,409	92,525	137,897	106,037	163,306
Deposits from customers in the banking business	2,071,091	2,121,162	–	–	2,071,091	2,121,162
Other	173,853	179,125	422,916	409,979	591,874	584,688
Total current liabilities	2,701,585	2,819,662	2,525,820	3,121,259	5,221,739	5,935,541

Long-term debt	75,511	156,171	609,692	435,409	681,462	587,838
Accrued pension and severance costs	31,289	32,211	365,427	371,718	396,715	403,929
Deferred income taxes	317,043	318,382	115,781	106,575	432,824	424,957
Future insurance policy benefits and other	4,834,492	5,015,392	–	–	4,834,492	5,015,392
Policyholders’ account in the life insurance business	2,631,073	2,747,113	–	–	2,631,073	2,747,113
Other	21,825	21,045	317,980	292,126	314,771	288,854
Total liabilities	10,612,818	11,109,976	3,934,700	4,327,087	14,513,076	15,403,624

Redeemable noncontrolling interest	–	–	12,058	12,830	12,058	12,830

Equity:
Stockholders’ equity of Financial Services	1,449,605	1,485,308	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	1,770,632	1,976,151	–	–
Sony Corporation’s stockholders’ equity	–	–	–	–	2,497,246	2,725,191
Noncontrolling interests	1,452	1,547	99,675	103,588	638,176	655,461
Total equity	1,451,057	1,486,855	1,870,307	2,079,739	3,135,422	3,380,652

Total liabilities and equity	¥12,063,875	¥12,596,831	¥5,817,065	¥6,419,656	¥17,660,556	¥18,797,106

Condensed Statements of Income
	(Millions of yen)

	Financial Services			Sony without Financial Services

	Three months ended September 30			Three months ended September 30
	2016	2017	Change	2016	2017	Change

Financial services revenue	¥260,510	¥279,224	+7.2%	¥–	¥–	–%
Net sales and operating revenue	–	–	–	1,432,037	1,787,354	+24.8
	260,510	279,224	+7.2	1,432,037	1,787,354	+24.8

Cost of sales	–	–	–	1,051,430	1,237,623	+17.7
Selling, general and administrative	–	–	–	337,976	385,559	+14.1
Financial services expenses	226,974	242,095	+6.7	–	–	–
Other operating (income) expense, net	58	(24)	–	31,510	(877)	–
	227,032	242,071	+6.6	1,420,916	1,622,305	+14.2

Equity in net income (loss) of affiliated companies	85	(554)	–	1,063	2,580	+142.7

Operating income	33,563	36,599	+9.0	12,184	167,629	+1,275.8

Other income (expenses), net	–	–	–	(5,227)	(5,663)	-8.3

Income before income taxes	33,563	36,599	+9.0	6,957	161,966	+2,228.1

Income taxes	9,706	10,370		13,795	45,382

Net Income (loss)	23,857	26,229	+9.9	(6,838)	116,584	–

Less - Net income attributable to noncontrolling interests	283	34		2,809	2,243

Net income of Financial Services	¥23,574	¥26,195	+11.1%	¥–	¥–	–%

Net income (loss) of Sony without Financial Services	¥–	¥–	–%	¥(9,647)	¥114,341	–%

	Consolidated

	Three months ended September 30
	2016	2017	Change

Financial services revenue	¥258,703	¥277,434	+7.2%
Net sales and operating revenue	1,430,245	1,785,097	+24.8
	1,688,948	2,062,531	+22.1

Cost of sales	1,049,268	1,234,646	+17.7
Selling, general and administrative	338,347	386,279	+14.2
Financial services expenses	225,166	240,305	+6.7
Other operating (income) expense, net	31,568	(901)	–
	1,644,349	1,860,329	+13.1

Equity in net income of affiliated companies	1,148	2,026	+76.5

Operating income	45,747	204,228	+346.4

Other income (expenses), net	(5,227)	(5,663)	-8.3

Income before income taxes	40,520	198,565	+390.0

Income taxes	23,500	55,751

Net Income	17,020	142,814	+739.1

Less - Net income attributable to noncontrolling interests	12,178	11,962

Net income attributable to Sony Corporation's stockholders	¥4,842	¥130,852	+2,602.4%

Condensed Statements of Income

	(Millions of yen)

	Financial Services			Sony without Financial Services

	Six months ended September 30			Six months ended September 30
	2016	2017	Change	2016	2017	Change

Financial services revenue	¥493,229	¥582,384	+18.1%	¥–	¥–	–%
Net sales and operating revenue	–	–	–	2,815,318	3,345,046	+18.8
	493,229	582,384	+18.1	2,815,318	3,345,046	+18.8

Cost of sales	–	–	–	2,069,398	2,355,222	+13.8
Selling, general and administrative	–	–	–	674,720	741,370	+9.9
Financial services expenses	410,414	499,153	+21.6	–	–	–
Other operating (income) expense, net	62	(24)	–	52,379	(26,988)	–
	410,476	499,129	+21.6	2,796,497	3,069,604	+9.8

Equity in net income (loss) of affiliated companies	(643)	(433)	+32.7	1,008	3,575	+254.7

Operating income	82,110	82,822	+0.9	19,829	279,017	+1,307.1

Other income (expenses), net	–	–	–	9,952	693	-93.0

Income before income taxes	82,110	82,822	+0.9	29,781	279,710	+839.2

Income taxes	23,413	23,826		20,562	86,422

Net Income	58,697	58,996	+0.5	9,219	193,288	+1,996.6

Less - Net income attributable to noncontrolling interests	34	84		4,236	3,615

Net income of Financial Services	¥58,663	¥58,912	+0.4%	¥–	¥–	–%

Net income of Sony without Financial Services	¥–	¥–	–%	¥4,983	¥189,673	+3,706.4%

	Consolidated

	Six months ended September 30
	2016	2017	Change

Financial services revenue	¥489,612	¥578,794	+18.2%
Net sales and operating revenue	2,812,535	3,341,850	+18.8
	3,302,147	3,920,644	+18.7

Cost of sales	2,064,891	2,349,738	+13.8
Selling, general and administrative	676,444	743,658	+9.9
Financial services expenses	406,797	495,563	+21.8
Other operating (income) expense, net	52,441	(27,012)	–
	3,200,573	3,561,947	+11.3

Equity in net income of affiliated companies	365	3,142	+760.8

Operating income	101,939	361,839	+255.0

Other income (expenses), net	(4,403)	(14,380)	-226.6

Income before income taxes	97,536	347,459	+256.2

Income taxes	43,975	110,247

Net Income	53,561	237,212	+342.9

Less - Net income attributable to noncontrolling interests	27,553	25,489

Net income attributable to Sony Corporation's stockholders	¥26,008	¥211,723	+714.1%

Condensed Statements of Cash Flows
	(Millions of yen)

	Financial Services		Sony without Financial Services		Consolidated

	Six months ended September 30		Six months ended September 30		Six months ended September 30
	2016	2017	2016	2017	2016	2017
Cash flows from operating activities:
Net income (loss)	¥58,697	¥58,996	¥9,219	¥193,288	¥53,561	¥237,212
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of	42,351	32,381	138,710	137,581	181,060	169,962
deferred insurance acquisition costs
Amortization of film costs	–	–	122,837	160,142	122,837	160,142
Other operating (income) expense, net	62	(24)	52,379	(26,988)	52,441	(27,012)
(Gain) loss on sale or devaluation of securities	2	50	(13)	(167)	(11)	(117)
investments, net
(Gain) loss on revaluation of marketable securities held	41,800	(47,765)	–	–	41,800	(47,765)
for trading purposes, net
Changes in assets and liabilities:
(Increase) decrease in notes and accounts	667	(1,351)	(154,428)	(195,822)	(154,618)	(197,747)
receivable, trade
(Increase) decrease in inventories	–	–	(256,549)	(272,386)	(256,549)	(272,386)
(Increase) decrease in film costs	–	–	(175,952)	(188,281)	(175,952)	(188,281)
Increase (decrease) in notes and accounts	–	–	213,623	309,160	213,623	309,160
payable, trade
Increase (decrease) in future insurance policy	170,468	258,762	–	–	170,468	258,762
benefits and other
(Increase) decrease in deferred insurance	(43,691)	(43,394)	–	–	(43,691)	(43,394)
acquisition costs
(Increase) decrease in marketable securities held	(49,387)	(44,002)	–	–	(49,387)	(44,002)
for trading purposes
Other	32,590	(2,918)	(108,567)	(46,573)	(74,099)	(48,230)
Net cash provided by (used in) operating activities	253,559	210,735	(158,741)	69,954	81,483	266,304

Cash flows from investing activities:
Payments for purchases of fixed assets	(8,562)	(6,559)	(196,733)	(123,701)	(205,300)	(130,254)
Payments for investments and advances	(603,193)	(460,995)	(6,729)	(10,306)	(610,664)	(472,015)
Proceeds from sales or return of investments and	143,721	153,177	3,666	3,603	147,387	156,780
collections of advances
Other	1,224	79	(286)	33,625	937	33,702
Net cash provided by (used in) investing activities	(466,810)	(314,298)	(200,082)	(96,779)	(667,640)	(411,787)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	84,336	122,241	102,263	(10,200)	186,327	112,035
Increase (decrease) in deposits from customers, net	114,687	88,344	–	–	114,687	88,344
Dividends paid	(22,624)	(23,921)	(12,633)	(12,649)	(12,633)	(12,649)
Other	(1,312)	111	(95,539)	502	(105,120)	(8,207)
Net cash provided by (used in) financing activities	175,087	186,775	(5,909)	(22,347)	183,261	179,523

Effect of exchange rate changes on cash and cash equivalents	–	–	(55,535)	6,650	(55,535)	6,650

Net increase (decrease) in cash and cash equivalents	(38,164)	83,212	(420,267)	(42,522)	(458,431)	40,690
Cash and cash equivalents at beginning of the fiscal year	233,701	268,382	749,911	691,760	983,612	960,142

Cash and cash equivalents at end of the period	¥195,537	¥351,594	¥329,644	¥649,238	¥525,181	¥1,000,832

(Notes)
1.	As of September 30, 2017, Sony had 1,286 consolidated subsidiaries (including variable interest entities) and 109 affiliated companies accounted for under the equity method.

2.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
Net income attributable to Sony Corporation’s stockholders	2016	2017
— Basic	1,261,840	1,263,452
— Diluted	1,288,270	1,291,038

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
Net income attributable to Sony Corporation’s stockholders	2016	2017
— Basic	1,261,681	1,263,186
— Diluted	1,287,818	1,290,522

The dilutive effect in the weighted-average number of outstanding shares for the three months and six months ended September 30, 2016 and 2017 primarily resulted from convertible bonds which were issued in July 2015.

3.
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2018.  As a result of this realignment, the operation of the former Components segment is now included in All Other.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses.  The G&NS segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software.  The IP&S segment includes the Still and Video Cameras business.  The HE&S segment includes Televisions as well as Audio and Video businesses.  The Semiconductors segment includes the image sensors business.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses.  Sony’s products and services are generally unique to a single operating segment.

4.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

5.
Certain reclassifications of the financial statements and accompanying footnotes for the three and six months ended September 30, 2016 have been made to conform to the presentation for the three and six months ended September 30, 2017.

Other Consolidated Financial Data

	(Millions of yen)
	Three months ended September 30
	2016	2017
Additions to Long-lived Assets*	¥69,307	¥75,819
(Property, plant and equipment)	(47,054)	(51,171)
(Intangible assets)	(22,253)	(24,648)
Depreciation and amortization expenses**	87,503	86,699
(Property, plant and equipment)	(41,993)	(41,756)
(Intangible assets)	(45,510)	(44,943)
Research and development expenses	106,157	108,807

	(Millions of yen)
	Six months ended September 30
	2016	2017
Additions to Long-lived Assets*	¥135,328	¥143,200
(Property, plant and equipment)	(96,440)	(98,043)
(Intangible assets)	(38,888)	(45,157)
Depreciation and amortization expenses**	181,060	169,962
(Property, plant and equipment)	(84,454)	(82,537)
(Intangible assets)	(96,606)	(87,425)
Research and development expenses	216,335	210,596

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.